UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-49929

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Access National Corporation Profit Sharing Plan

(as restated April 1, 2017)

(Exact name of registrant as specified in its charter)

c/o Union Bankshares Corporation

1051 East Cary Street, Suite 1200

Richmond, Virginia 23219

(804) 633-5031

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the Access National Corporation Profit Sharing Plan

(as restated April 1, 2017)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

____________________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Effective as of February 1, 2019, pursuant to that certain Agreement and Plan of Reorganization, dated October 4, 2018, as amended on December 7, 2018, between Union Bankshares Corporation (“Union”) and Access National Corporation (“Access”) and a related Plan of Merger, Access merged with and into Union with Union continuing as the surviving corporation. On February 1, 2019, a Post-Effective Amendment No. 1 to Form S-8 Registration Statement (No. 333-118771) was filed with the Securities and Exchange Commission to deregister all of the unsold securities of Access offered under the Access National Corporation Profit Sharing Plan (As Restated April 1, 2017) (the “Plan”). Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Access National Corporation Profit Sharing Plan (as restated April 1, 2017)
	By:	Union Bankshares Corporation (as successor-by-merger to Access National Corporation), Plan Sponsor

Date: February 11, 2019	By:	/s/ Robert M. Gorman
	Name: Title:	Robert M. Gorman Executive Vice President and Chief Financial Officer